UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SCIENCE 37 HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

808644108

(CUSIP Number)

Julia James

PPD, Inc.

929 North Front Street

Wilmington, North Carolina 28401

(910) 251-0081

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

William Brentani

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

November 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 808644108

1.	Names of Reporting Persons. Pharmaceutical Product Development, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 17,379,797
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,379,797
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,379,797
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 808644108

1.	Names of Reporting Persons. Wildcat Acquisition Holdings (UK) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 17,379,797
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,379,797
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,379,797
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 808644108

1.	Names of Reporting Persons. Jaguar Holding Company II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 17,379,797
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,379,797
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,379,797
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 808644108

1.	Names of Reporting Persons. Jaguar Holding Company I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 17,379,797
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,379,797
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,379,797
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 808644108

1.	Names of Reporting Persons. Eagle Holding Company II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 17,379,797
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,379,797
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,379,797
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 808644108

1.	Names of Reporting Persons. PPD, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 17,379,797
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,379,797
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,379,797
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Science 37 Holdings, Inc. (formerly known as LifeSci Acquisition II Corp.), a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons on October 18, 2021 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 is only being filed to correct the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons following the Business Combination as reported in the Original Schedule 13D. There have been no transactions in the Common Stock by the Reporting Persons since the filing of the Original Schedule 13D, and information reported in the Original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 1. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

On October 6, 2021 (the “Closing Date”), in connection with the closing of the transactions contemplated by the Agreement and Plan of Merger, dated as of May 6, 2021 (the “Merger Agreement”), by and among LifeSci Acquisition II Corp. (“LSAQ”), LifeSci Acquisition II Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of LSAQ (“Merger Sub”) and Science 37, Inc., a Delaware corporation (“Science 37”), among other things, Merger Sub merged with and into Science 37 (the “Business Combination”) with Science 37 surviving the merger as a wholly-owned subsidiary of LSAQ. Following the Business Combination, LSAQ was renamed “Science 37 Holdings, Inc.” In exchange for their ownership of preferred stock of Science 37 prior to the Business Combination, Pharma LLC received 16,879,797 shares of Common Stock of the Issuer in accordance with the terms of the Merger Agreement.

Immediately prior to the closing of the Business Combination, Pharma LLC also purchased 500,000 shares of Common Stock in a private placement at a purchase price of $10.00 per share (the “PIPE Investment”). Pharma LLC’s payment of the purchase price in the PIPE Investment was funded through the working capital of Pharma LLC.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 is incorporated by reference in its entirety into this Item 5.

(a), (b) The following disclosure assumes that there are 114,707,150 shares of Common Stock outstanding, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 13, 2021.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons may be deemed to beneficially own an aggregate of 17,379,797 shares of Common Stock, representing approximately 15.2% of shares of Common Stock outstanding.

Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I of the Original Schedule 13D.

(c) Except as set forth in Item 3 of this Schedule 13D, none of the Reporting Persons, nor to its knowledge, any person listed on Schedule I of the Original Schedule 13D, has effected any transactions in Common Stock during the past 60 days.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2021

PPD, INC.

By:	/s/ Julia James
Name: Julia James
Title: EVP, General Counsel and Secretary

EAGLE HOLDING COMPANY II, LLC

By:	/s/ B. Judd Hartman
Name: B. Judd Hartman
Title: General Counsel and Secretary

JAGUAR HOLDING COMPANY I, LLC

By: Eagle Holding Company II, LLC, its Managing Member

By:	/s/ B. Judd Hartman
Name: B. Judd Hartman
Title: General Counsel and Secretary

JAGUAR HOLDING COMPANY II

By:	/s/ Julia James
Name: Julia James
Title: General Counsel and Secretary

WILDCAT ACQUISITION HOLDINGS (UK) LIMITED

By:	/s/ B. Judd Hartman
Name: B. Judd Hartman
Title: Director

PHARMACEUTICAL PRODUCT DEVELOPMENT, LLC

By:	/s/ Julia James
Name: Julia James
Title: EVP, General Counsel and Secretary

[Schedule 13D/A Signature Page]